EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

October 13, 2015	NYSE-MKT: ASM TSX-V: ASM FSE: GV6

AVINO THIRD QUARTER 2015 PRODUCTION UP 148 % COMPARED TO THE THIRD QUARTER 2014

Avino Silver & Gold Mines Ltd. (ASM: TSX-V, ASM: NYSE–MKT, GV6: FSE, “Avino” or “the Company”) is pleased to report its third quarter 2015 production results from its Avino property near Durango, Mexico.

Consolidated Production Highlights for Third Quarter 2015 (Compared to Third Quarter 2014)

•	Silver equivalent production increased by 148% to 770,004 oz*
•	Silver production increased by 84% to 399,836 oz
•	Gold production increased by 49% to 1,644 oz
•	Copper production continued and 1,344,174 Lbs were produced

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*For comparison purposes, the silver equivalent ratio has been calculated using metal prices of $16 oz Ag, $1,150 oz Au and $3.00 Lb Cu. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

Avino’s excellent third quarter results underscore the growing strength and quality of our mining operation.  We delivered strong operating results and are well positioned to meet management’s production expectations going forward.  Refinements in the mill are underway to reduce deleterious minerals and improve payables, exploration drilling has commenced at the San Gonzalo mine and deliveries to Samsung are underway.  We have positioned the Company for great success for the remainder of the year and years to come.

David Wolfin, President, CEO & Director, Avino Silver & Gold Mines Ltd.

Consolidated Third Quarter 2015 Production Highlights

Comparative production results from the third quarter 2015 and the third quarter 2014 are presented below:

	Q3 2015	Q3 2014	% Change

Total Silver Produced (oz) calculated	399,836	217,024	84%
Total Gold Produced (oz) calculated	1,644	1,105	49%
Total Copper Produced (Lbs) calculated	1,344,174	76,983	1,646%
Total Silver Eq. Produced (oz) calculated*	770,004	310,880	148%

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*For comparison purposes, the silver equivalent ratio has been calculated using metal prices of $16 oz Ag, $1,150 oz Au and $3.00 Lb Cu. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

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Although Avino is relatively small, it is quickly becoming recognized as one of the best performing mining operations in Mexico. Our success has come as a result of teamwork; I would like to thank our field workers, miners, office staff, and contractors for their dedication and our families for their support. We are also very thankful for the vision and passion of our leadership in Vancouver whose enthusiasm inspires our entire organization.

Carlos Rodriguez, COO, Avino Silver & Gold Mines Ltd.

Avino Mine Third Quarter 2015 Production Highlights

On January 1, 2015, Avino began processing new material from the Avino Mine using primarily Mill Circuit 3. The comparison below is for all production from the Avino Mine between the third quarter 2015 and the second quarter 2015 since no comparative data exists from the third quarter of 2014 when Circuit 3 was not yet operational

	Q3 2015	Q2 2015	Quarterly Change %	2015 YTD Totals	Notes

Tonnes Mined	105,674	94,323	12%	269,796	1
Underground Advancement (m)	1,477	1,161	27%	3,617	1
Mill Availability (%)	97	97	0%	97
Total Mill Feed (dry tonnes)	106,589	95,494	12%	278,989	2,3
Feed Grade Silver (g/t)	65	61	6%	63	4
Feed Grade Gold (g/t)	0.23	0.27	-15%	0.28	4
Feed Grade Copper (%)	0.65	0.67	-3%	0.64	4
Recovery Silver (%)	88%	87%	1%	88%	5
Recovery Gold (%)	81%	76%	6%	80%	5
Recovery Copper (%)	87%	88%	-1%	88%	5
Copper Concentrate (dry tonnes)	2,408	2,219	9%	6,402	3
Copper Concentrate Grade Silver (kg/t)	2.53	2.27	11%	2.42	6
Copper Concentrate Grade Gold (g/t)	8.19	8.74	-6%	9.61	6
Copper Concentrate Grade Copper (%)	25.3	25	1%	24.5	6
Total Silver Produced (kg)	6,092	5,044	21%	15,506	3
Total Gold Produced (g)	19,718	19,388	2%	61,495	3
Total Copper Produced (Kg)	609,708	560,923	9%	1,566,564	3
Total Silver Produced (oz) calculated	195,862	162,159	21%	498,538	3
Total Gold Produced (oz) calculated	634	623	2%	1,977	3
Total Copper Produced (Lbs) calculated	1,344,174	1,236,622	9%	3,453,678	3
Total Silver Equivalent Produced (oz) calculated	493,455	438,823	12%	1,288,203

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*For Comparison purposes, the silver equivalent ratio was calculated using metal prices of $16 oz Ag, $1,150 oz Au and $3.00 Lb Cu. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

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Third Quarter 2015 Highlights

1.

There was a 12% increase in tonnes mined during the quarter, as well as a 27% increase in underground development metres. The improvements can be attributed to additional mining equipment acquired during 2015, including 3 new jumbos and 12 new contractor-owned 20 tonne capacity haulage trucks.

2.	Tonnage processed during the quarter increased by 12%. The increase resulted from the use of Circuit 2 to process Avino material in addition to Circuit 3 during July and August.

3.	The increased throughput resulted in 9% more concentrate produced, and accounted for an additional 21% silver, 9% copper and 2% gold being produced.

4.	Silver feed grade increased by 6% whereas the copper and gold grades decreased by 2% and 15%, respectively, as a result of variability in the deposit.

5.	Copper and silver recoveries were stable with little or no change, whereas there was a 6% improvement in the gold recovery due to variability in the feed material.

6.

Silver grade in the concentrate increased by 11% due to the higher silver feed grade, while gold in the concentrate decreased by 6% on account of the lower feed grade. Copper in the concentrate was consistent with the previous quarter.

San Gonzalo Mine Third Quarter 2015 Production Highlights

Comparative figures for the third quarter 2015 and the third quarter 2014 for the San Gonzalo mine are as follows; production figures for the third quarter 2015 include production from Mill Circuit 2 from September:

	Q3 2015	Q3 2014	Quarterly Change %	2015 YTD Totals	Notes

Tonnes Mined	23,882	19,841	20%	75,019	1
Underground Advancement (m)	1,164	1,146	2%	3,450
Mill Availability (%)	84	97	-13%	92%	7
Total Mill Feed (dry tonnes)	23,901	19,726	21%	95,157	2,3,4
Feed Grade Silver (g/t)	323	330	-2%	278	5
Feed Grade Gold (g/t)	1.81	1.78	2%	1.42	5
Recovery Silver (%)	82%	84%	-2%	83%	6
Recovery Gold (%)	73%	79%	-8%	74%	6
Bulk Concentrate (dry tonnes)	899	685	31%	3,494	3
Bulk Concentrate Grade Silver (kg/t)	7.06	7.96	-11%	6.26	3
Bulk Concentrate Grade Gold (g/t)	34.95	40.54	-14%	28.59	3
Total Silver Produced (kg)	6,344	5,450	16%	21,878	4
Total Gold Produced (g)	31,407	27,768	13%	99,889	4
Total Silver Produced (oz) calculated	203,974	175,211	16%	703,392	4
Total Gold Produced (oz) calculated	1,010	893	13%	3,212	4
Total Silver Equivalent Produced (oz) calculated*	276,549	239,395	16%	934,219

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* For comparison purposes, the silver equivalent ratio has been calculated using metal prices of $16 oz Ag and $1,150 oz Au. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

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Second Quarter 2015 Highlights

1.	Tonnes mined increased by 20% due to the availability of more open faces for mining. The additional faces are the current working faces of levels 4, 5 and 6 to the East and 5 and 6 to the West.

2.	Tonnage processed increased by 21%, due to Circuit 2 to process San Gonzalo material in addition to Circuit 1 during September.

3.

The higher tonnage throughput resulted in 31% more concentrate produced. However, the grade of the concentrate in silver and gold decreased by 11 and 14% respectively. The lower grade concentrate was due to circuit #2 having one fewer cleaning stages and was used to process advancement material.

4.	The higher tonnage throughput also resulted in 16% more silver and 13% more gold produced during the quarter.

5.	Silver and gold feed grades were consistent with management expectations.

6.

Gold recovery decreased from 79% to 73%. The lower recovery can be attributed to the composition of the material from the new blocks to the East where more lead and zinc have been encountered; testing is now underway to improve the gold recovery.

7.	Plant availability for Circuit 1 was down 13% during the quarter as there were issues with the cone crusher in July; this problem has now been resolved.

Mill Circuit 2

Based on improved mining production results from Avino and San Gonzalo, and the consideration of feed grades, recovery rates, and smelter returns of the historic surface stockpile materials, during the three months ended September 30, 2015, Mill Circuit 2 was used to process mill feed from both the Avino and San Gonzalo Mines. The material from Avino was processed during July and August, and material from San Gonzalo was processed in September with the corresponding production reflected in the above tables for each mine.

Quality Assurance/Quality Control

Mill assays are performed at the Avino property’s on-site lab. Check samples are sent to Inspectorate Labs in Reno, Nevada for verification. All concentrate shipments are assayed by one of the following independent third party labs: AHK, LSI, Alex Stewart and SGS.

Qualified Person(s)

Avino's Mexican projects are under the supervision of Chris Sampson, P.Eng, Avino consultant and Jasman Yee P.Eng, Avino director, who are both qualified persons within the context of National Instrument 43-101. Both have reviewed and approved the technical data in this news release.

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About Avino

Avino's mission is to create shareholder value through profitable organic growth at the historic Avino property near Durango, Mexico, and the Bralorne property in southwestern British Columbia, Canada. We are committed to managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the communities in which we operate.

On Behalf of the Board

“David Wolfin”

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David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, exploration results, the potential tonnage, grades and content of deposits, and timing, establishment and extent of resource estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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